UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month April 2024

Commission File Number: 001-37611

Pyxis Tankers Inc.

59 K. Karamanli Street
Maroussi 15125 Greece
+30 210 638 0200
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Pyxis Tankers Inc. (the “Company”) is furnishing this Report of Foreign Private Issuer on Form 6-K to the Securities and Exchange Commission for the purpose of providing the Notice and Proxy Statement for the Annual Meeting of Shareholders, which will be held on May 16, 2024, the Proxy Card for the Annual Meeting of Shareholders and the Notice and Access Card for the Annual Meeting of Shareholders, copies of which are filed hereto as Exhibits 99.1, 99.2 and 99.3, respectively.

Exhibit Index

Exhibit Number	Document

99.1	Notice of Annual Meeting of Shareholders and Proxy Statement of Pyxis Tankers Inc. for the 2024 Annual Meeting of Shareholders

99.2	Proxy Card for the 2024 Annual Meeting of Shareholders

99.3	Notice and Access Card for the 2024 Annual Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

By:	/s/ Henry P. Williams
Name:	Henry P. Williams
Title:	Chief Financial Officer

Date: April 24, 2024